

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2022

Thomas King
Chief Financial Officer
American Virtual Cloud Technologies, Inc.
1720 Peachtree Street, Suite 629
Atlanta, GA 30309

>   **Re: American Virtual Cloud Technologies, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed May 19, 2022**
>   **File No. 333-265083**

Dear Mr. King:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Olivia Bobes, Law Clerk, (202) 551-7361 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jason Simon